Lightlake Therapeutics, Inc.


October 22, 2009

Chris White
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., USA

Re: Re:  Letter Dated October 14, 2009
         Madrona Ventures, Inc.
         Item 4.01 Form 8-K/A
         Filed October 9, 2009
         File No. 333-139915

Mr. White

     In response to your letter of October 14, 2009 Madrona Ventures, Inc. now known as Lightlake Therapeutics, Inc. as of October 7, 2009 has amended our previous Form 8-K/A Item 4.01 Changes in Registrant's Certifying Accountant and I believe satisfies the comments on the above mentioned letter to the Company.

The amended Form 8-K addresses comment number 1 where there was an inconsistency to our previous filing. We have amended our filing to note that our former auditor's report was modified to reflect an uncertainty regarding our ability to continue as a going concern.

Comment number 2, the Form 8-K has been amended by stating the Company did not have any disagreements with our former auditing firm of Dale Matheson Carr-Hilton Labonte LLP on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure in our two most fiscal years and the subsequent interim period through the date of dismissal.

Comment number 3, we have obtained and filed as Exhibit 16 an updated letter from our former auditor stating it agrees with the statements made by the company in our revised 8-K,.

                                        Sincerely;

                                        /s/ Seijin Ki

                                        Seijin Ki
                                        Director and Secretary






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